SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

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                                  Organic, Inc.
                       (Name of Subject Company (Issuer))

                     E-Services Investments Organic Sub LLC
                             Seneca Investments LLC
                               Omnicom Group Inc.
                             Pegasus Partners II, LP
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

           Michael P. Tierney                              Copy to:
         Chief Executive Officer                     Thomas W. Bark, Esq.
         Seneca Investments LLC                   Jones, Day, Reavis & Pogue
      437 Madison Avenue, 3rd Floor                  599 Lexington Avenue
        New York, New York 10022                   New York, New York 10022
             (212) 415-3787                             (212) 326-3939

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

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|X|   Check  the box if any  part  of the  fee is  offset  as  provided  by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,663.84            Filing Party: E-Services and Seneca
Form or Registration No.: Schedule TO        Date Filed: December 5, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X| third-party tender offer subject to Rule 14d-1.

      |_| issuer tender offer subject to Rule 13e-4.

      |X| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


                              (Page 1 of 5 Pages)

      This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 5, 2001 (as amended, the "Schedule TO") by E-Services Investments Organic Sub LLC, a Delaware limited liability company ("Purchaser"), and Seneca Investments LLC, a Delaware limited liability company ("Seneca"), relating to the offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Organic, Inc., a Delaware corporation ("Organic"), that are not owned by Purchaser, Seneca or their affiliates at a purchase price of $0.33 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the amended and restated Offer To Purchase (as may be amended from time to time, the "Offer To Purchase") and in the related amended and restated Letter of Transmittal (as may be amended from time to time, the "Letter of Transmittal" and which, collectively with the Offer To Purchase, constitutes the "Offer" ), which are annexed to and filed with this Amendment as Exhibits (a)(1) and (a)(2), respectively. Omnicom Group Inc., a New York corporation ("Omnicom"), and Pegasus Partners II, LP, a Delaware limited partnership ("Pegasus Partners" and together with Seneca, Purchaser and Omnicom, the "Offerors"), are joining in the filing of the Schedule TO. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

      This Amendment also constitutes an amendment to the Schedule 13E-3 (as amended, the "Schedule 13E-3") filed by and on behalf of the Offerors. The information contained in this Schedule TO and Schedule 13E-3 concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

      The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Offer is incorporated by reference in partial answer to those Items.

Item 11. Additional Information.

      On December 20, 2001, Seneca and Purchaser extended the Offer until midnight, New York City time, on Thursday, January 10, 2002. The text of a press release issued by Seneca on December 20, 2001, announcing the extension of the Offer, is filed as Exhibit (a)(9) hereto.

      Also on December 20, 2001, the Offerors amended and restated the Offer To Purchase, the Letter of Transmittal, the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Notice of Guaranteed Delivery previously mailed to Organic stockholders on December 5, 2001. These amended and restated documents, together with a letter to Organic's stockholders summarizing the revisions, were mailed to stockholders on December 20, 2001 and are filed herewith as Exhibits (a)(1) through (a)(4) and (a)(10), respectively.

      The information contained in Amendment No. 1 to the Schedule 14D-9 filed by Organic on December 20, 2001, including the description of the fairness opinion of Bear Stearns and the recommendations of Organic's special committee and board of directors, together with the fairness opinion attached as Exhibit
(c)(1) thereto, is incorporated by reference herein in its entirety.

Item 12. Exhibits

         Item 12 of the Schedule TO is hereby  amended by replacing the Exhibits
(a)(1) through (a)(4) with the following:

                  (a)(1)   Amended and restated Offer To Purchase.

                  (a)(2)   Amended and restated Letter of Transmittal.

                  (a)(3) Amended and restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(4)   Amended and restated Notice of Guaranteed Delivery.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

                  (a)(9) Text of press release, dated December 20, 2001, issued by Seneca.

                  (a)(10) Letter to Organic stockholders from Seneca and Purchaser, dated December 20, 2001.

Item 13. Information Required by Schedule 13E-3.

      The information set forth in the Offer and in Items 1 though 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 16 of the Schedule 13E-3, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Offer and in Items 1 through 12 of the Schedule TO is incorporated by reference in partial answer to those Items.

Item 16. Exhibits.

                  (c)(1) Fairness opinion of Bear Stearns & Co. Inc. (included as Exhibit (c)(1) to the Schedule 14D-9 filed by Organic on December 18, 2001 and incorporated herein by reference).

                  (c)(2) Amendment No. 1 to the Schedule 14D-9 filed by Organic on December 20, 2001 and incorporated herein by reference.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                      SENECA INVESTMENTS LLC

                        By: /s/ GERARD A. NEUMANN
                            ----------------------------------------------------
                            Gerard A. Neumann
                            Chief Financial Officer

                      E-SERVICES INVESTMENTS ORGANIC SUB LLC

                            By: Communicade LLC, its member
                                By: Seneca Investments LLC, its member

                        By: /s/ GERARD A. NEUMANN
                            ----------------------------------------------------
                            Gerard A. Neumann
                            Chief Financial Officer

                      OMNICOM GROUP INC.

                        By: /s/ RANDALL J. WEISENBURGER
                            ----------------------------------------------------
                            Randall J. Weisenburger
                            Executive Vice President

                      PEGASUS PARTNERS II, LP

                            By: Pegasus Investors II, LP, its General Partner
                                By: Pegasus Investors II, GP, LLC, its General
                                    Partner

                        By: /s/ ANDREW BURSKY
                            ----------------------------------------------------
                            Andrew Bursky
                            Vice President

Date: December 20, 2001

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
(a)(1)**          Amended and restated Offer To Purchase.
(a)(2)**          Amended and restated Letter of Transmittal.
(a)(3)**          Amended and restated Form of Letter to Clients for Use by
                  Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees.
(a)(4)**          Amended and restated Notice of Guaranteed Delivery.
(a)(5)+           Guidelines of the Internal Revenue Service for Certification
                  of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)            Letter, dated September 18, 2001, from Seneca to the Company
                  (incorporated by reference to Exhibit 4 to Amendment No. 3 to
                  Schedule 13D filed by Seneca on September 19, 2001).
(a)(8)            Letter, dated December 4, 2001, from Seneca to the Company
                  (incorporated by reference to Exhibit 5 to Amendment No. 4 to
                  Schedule 13D filed by Seneca on December 4, 2001).
(a)(9)*           Text of press release, dated December 20, 2001, issued by
                  Seneca.
(a)(10)**         Letter to Organic stockholders from Seneca and Purchaser,
                  dated December 20, 2001.
(b)               Not applicable.
(c)(1)            Fairness opinion of Bear Stearns & Co. Inc. (included as
                  Exhibit (c)(1) to the Schedule 14D-9 filed by Organic on December 18, 2001 and incorporated herein by reference).
(c)(2)            Amendment No. 1 to the Schedule 14D-9 filed by Organic on
                  December 20, 2001 and incorporated herein by reference.
(d)(1)            Share purchase agreement, dated September 18, 2001, as
                  amended, among Seneca, Purchaser, Organic Holdings LLC and
                  Jonathan Nelson (incorporated by reference to Exhibit 4 to
                  Amendment No. 4 to Schedule 13D filed by Seneca on December 3,
                  2001).
(d)(2)            Investors' rights agreement (incorporated by reference to
                  Exhibit 4.4 of the Company's Registration Statement on Form
                  S-1, Amendment No. 4, filed on February 8, 2000).
(d)(3)+           Form of Organic, Inc. equity incentive program.
(d)(4)+           Form of Organic, Inc. equity incentive program stock award agreement.
(d)(5)            Loan agreement between the Company and Omnicom, dated August
                  27, 2001 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed November
                  24, 1999).
(d)(6)            Guaranty and security agreement among the Company, Organic
                  Media, Inc. and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.8 of the Company's Registration
                  Statement on Form S-1, filed November 24, 1999).
(d)(7)            Revolving note of the Company payable to Omnicom, dated August
                  27, 2001 (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed November
                  24, 1999).
(d)(8)+           Agreement, dated December 3, 2001, between Organic and
                  Omnicom.
(f)               Section 262 of the General Corporation Law of the State of
                  Delaware (incorporated by reference to Schedule II of Exhibit
                  (a)(1) hereto).
(g)               Not applicable.
(h)               Not applicable.

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*     Filed herewith.
**    Filed herewith and mailed to Organic stockholders.
+     Filed previously.